September 11, 2024

Xiao Mou Zhang
Chief Executive Officer
HF Foods Group Inc.
6325 South Rainbow Boulevard, Suite 420
Las Vegas, NV 89118

       Re: HF Foods Group Inc.
           Registration Statement on Form S-3
           Filed September 4, 2024
           File No. 333-281918
Dear Xiao Mou Zhang:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services